                                   Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20459

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                             (Check One):
[X] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR
         For Period Ended:          March 31, 2004
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:          Not Applicable

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
     Type.  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the  notification  related  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates: Not Applicable

Part I-Registrant Information

         Eagle Exploration Company
         (Full name of Registrant)

         1801 Broadway Street, Suite 810
         (Address of Principal Executive Office)

         Denver, Colorado 80202
         (City State Zip)

Part II. Rules 12b.25(b) and (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report,  semi-annual report,  transition report on Form 10-K,  Form 10-KSB,  Form 20-F, 11-K or Form N-SAR, or portion thereof  will  be  filed  on or  before  the  fifteenth  calendar  day following the prescribed due date; or the subject  quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12b.25(c)
          has been attached if applicable.

Part III. Narrative

State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q and 10-QSB,  N-SAR or the transition  report or portion thereof could not be filed within the prescribed time period.

         More time is needed to complete the financial statements and Form 10-KSB.

Part IV. Other Information

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

         Paul M. Joeckel               (303)                     296-3677
             (Name)                  (Area Code)              (Telephone Number)

(2)  Have all other periodic  reports  required under section 13 or 15(d) of the
     Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof? [ ] Yes [X] No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                       EAGLE EXPLORATION COMPANY

Date:   June 30, 2004                 /s/Paul M. Joeckel, Secretary and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).